KAUFMAN MCGOWAN PLLC

Attorneys-at Law

190 Motor Parkway, Suite 202

Hauppauge, New York 11788

(631) 972-0042

(631) 410-1007 fax

nkaufman@kaufmanmcgowan.com

www.kaufmanmcgowan.com

June 11, 2021

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, DC 20549

Attention:	Abby Adams

Jeffrey Gabor

Gary Newberry

Mary Mast

Re:	Triangle Canna Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed May 25, 2021

File No. 024-11535

Ladies and Gentlemen:

On behalf of Triangle Canna Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated June 9, 2021, relating to the above-captioned Amendment No. 2 to the Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Offering Statement (“Amendment No. 2”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Risk Factors

Risks Associated with Our Common Stock and the Offering, page 21

1.	We note your response to prior comment 10 and reissue. If your stock is currently a penny stock, revise the risk factor on page 10 to so state.

Response: The Company has revised page 23 to make it clear that the Company’s common stock currently is a penny stock.

Industry Background, page 39

2.	We note your response to prior comment 15. Either remove the statements in your offering document that assert cannabis can be used to treat physical conditions and diseases, or revise to disclose that in order to offer products making these claims, your products must be approved by the FDA and include the disclosure sought in comment 15.

Response: The Company has revised the Offering Statement to remove the references on page 40 (formerly page 39) to statements asserting that cannabis can be used to treat physical conditions and diseases.

Page | 2

Balance Sheet, page F-3

3.	Please include a footnote to the financial statements regarding the nature of the Subscription Receivable. Clarify in the footnote why classification in the balance sheet is appropriate. In this respect, please consider the guidance in Staff Accounting Bulletin Topic 4:E.

Response: The Company has revised Note 4 on page F-6 of the Offering Statement to clarify that the Subscription Receivable represents the amount payable for the membership interests in Bar X, which membership interests were exchanged for the outstanding shares of the Company in February 2021, after the date of the financial statement.

Notes to Financial Statements

1. Nature of Organization, page F-4

4.	Please clarify in Note 1 on page F-4 that Bar X was formed in October 2020, as disclosed on page 42.

Response: The Company has revised Note 1 on Page F-4 to the Offering Statement to clarify that Bar X was formed in October 2020. We apologize for this error.

Exhibits

5.	Investors are entitled to rely on the disclosure in your offering circular to make an investment decision. Revise the subscription agreement to eliminate the inappropriate disclaimers and statements that indicate otherwise, including those in paragraphs 4(c), (d), (e) and 12. Revise the agreement to clarify how investors may communicate a change in circumstance and withdraw their subscription prior to acceptance where you have not accepted their subscription, yet they no longer qualify as an accredited investor or meet other qualification requirements. Currently, it appears they are obligated to confirm qualifications that may no longer be accurate depending on the length of time between the date of the agreement and the closing date.

Response: The Subscription Agreement has been revised to further clarify that investors are directed to the Offering Circular and the disclosures therein and to delete portions of Sections 4(c), (d) and(e) and former Section 12 in its entirety.

The Subscription Agreement has been revised to clarify how investors may communicate to the Company a change in circumstance and to further provide to investors the right to withdraw or revoke their investment prior to the Company’s acceptance. The revised Subscription Agreement has been re-filed as Exhibit 4.1, and additional disclosure has been added on page 33 (formerly page 32).

Page | 3

6.

Please revise your offering circular to highlight the indemnification provision in the Subscription Agreement in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision. With regard to the jury trial waiver provision. Please revise your disclosure in the offering circular to address the following: ● Include a description of the provision in the Risk Factors section of the offering circular; ● Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.

● Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you or the depositary.

● Clarify whether the provision applies to purchasers in secondary transactions.

Response: The Company has revised pages i, 22, 28 (formerly page 27) and 60 (formerly page 59) to include additional disclosure relating to the indemnification provision, the revised jury trial waiver provision included in the Subscription Agreement and the applicability thereof to purchasers in secondary transactions. In addition, Section 10 of the Subscription Agreement has been revised to exclude claims under federal securities laws from the waiver, and additional disclosure has been included on pages 27 and 60 of the offering circular disclosing this.

We intend to request qualification of the offering statement immediately upon FINRA approving the Company’s compensation arrangements with Dalmore Group, LLC.

Sincerely,

/s/ Neil M. Kaufman
Neil M. Kaufman

cc:	Jedediah Morris

Jacob Perry